Exhibit 99.1

For Immediate Release

DAIICHI SANKYO COMPANY, LIMITED

Celestar Lexico-Sciences, Inc.

Joint Research in Genome-based Target Discovery between Daiichi

Pharmaceutical Co., Ltd. and Celestar Lexico-Sciences, Inc. has concluded

Tokyo, December 5, 2005 — The joint research in genome-based target discovery between Daiichi Pharmaceutical Co., Ltd. (President: Kiyoshi Morita), a 100% subsidiary of DAIICHI SANKYO COMPANY, LIMITED, and Celestar Lexico-Sciences, Inc. (hereafter CLS; President: Hirofumi Doi) has achieved its objectives and reached its conclusion.

This collaboration aimed to obtain highly original drug targets through the discovery of novel protein-protein interactions using CLS’s in silico prediction technology. Daiichi Pharmaceutical successively conducted validation experiments on CLS predictions, and discovered over 220 novel protein-protein interactions for a wide range of disease-related proteins, including cancer, vascular disease, diabetes and nerve degeneration. Among them, we have filed patent applications for 44 novel protein-protein interactions of which relevance to diseases has been elucidated. Daiichi Pharmaceutical will continue to examine their relevance to diseases and successively file applications for new patents. One of the findings, “Activation of Telomerase by mitogen-activated protein kinase-activated protein kinase 3”, was presented at the 64th Annual Meeting of the Japanese Cancer Association, and is anticipated as a promising drug target in the treatment of cancer. Furthermore, both companies view the significance of this joint research as follows:

(1)	CLS’s protein-protein interaction prediction technology demonstrated high performance in terms of speed and accuracy to obtain results.

(2)	This research pioneered the methodologies in obtaining drug targets by elucidating their functions from the in sillico information of protein-protein interactions.

(3)	By elucidating protein-protein interaction networks, the achievements of this joint research contribute to the advance in the academic fields (proteomics), which elucidate phenomena within the living body.

At Daiichi Pharmaceutical, we are successively promoting the validation of newly discovered protein-protein interactions toward disease treatments. By the screening of chemical, we are obtaining drug candidates which act on these novel targets. Hereafter, we shall focus on target validation research and the optimization of drug candidates, with the goal of promptly establishing novel pharmaceutical drugs.

For the drug target discovery and the safety evaluation of compounds, CLS is combining the protein-protein interaction prediction technology with its proprietary Large-scale in situ Hybridization (LisH®) technique, and is continuing to advance its technological process as indispensable tools for the future of the pharmaceutical industry.

About DAIICHI SANKYO COMPANY, LIMITED

DAIICHI SANKYO COMPANY, LIMITED was established on September 28, 2005 as the joint holding company of two major Japanese pharmaceutical companies – Sankyo Co., Ltd. and Daiichi Pharmaceutical Co., Ltd. DAIICHI SANKYO aims to become a Global Pharma Innovator, continuously generating innovative drugs and services and maximizing its corporate value. Sankyo and Daiichi Pharmaceutical have a broad range of major drug products on the Japanese market, including the antihypertensive Olmetec® (olmesartan medoxomil) and the synthetic antibacterial agent Cravit® (levofloxacin) and are strongly promoting drug information provision activities. Both companies specialize in the field of cardiovascular disease and have used their cumulative knowledge and expertise as a foundation for developing an abundant product lineup and R&D pipeline.

About Celestar Lexico-Sciences, Inc.

Celestar Lexico-Sciences, Inc. is a Japanese life sciences, biomedical and biological R&D company committed to providing novel insights into human healthcare by developing advanced technologies for creating new diagnostics and therapeutics.

Through a base of expertise spanning biotechnology, IT and bioinformatics, Celestar has developed a diverse collection of innovative proprietary technologies for understanding disease mechanisms, drug mechanisms and toxicity, to enhance pharmaceutical companies’ drug development capabilities and processes.

Celestar’s technologies include LisH® (Large-scale in-situ Hybridization), for comparing mRNA localization at the cellular level across different tissues on a large scale and at high speed; PPIP(TM), an in silico method for predicting protein-protein interactions; and MedTAK(TM), Celestar’s proprietary, natural-language text mining system for biomedical literature to increase research productivity, co-developed with IBM Japan, Ltd.

For additional information, please contact:

DAIICHI SANKYO COMPANY, LIMITED

Corporate Communications Department

3-5-1 Nihonbashi-Honcho, Chuo-ku, Tokyo 103-8426, Japan

Tel: 03-6225-1126

Fax: 03-6225-1132

URL: http://www.daiichisankyo.co.jp/eng/index.html

Celestar Lexico-Sciences, Inc.

Department of Strategic Planning

1-3 Nakase, Mihama-ku, Chiba, 261-8501, Japan

Tel: 043-274-5801

Fax: 043-274-5817

URL: http://www.cl-sciences.co.jp/en/index.html